wpdoc2\nsar\1999\139-77i.doc
6/1/99
NAME OF REGISTRANT:
Franklin Investors Securities Trust
File No. 811-4986

EXHIBIT ITEM No. 77I(b): Terms of new or amended securities

The Franklin Equity Income Fund (a series of the registrant) currently offer three classes of shares, Class A, Class B, and Class C. Before January 1, 1999, Class A shares were designated Class I and Class C shares were designated Class
II. The Franklin Equity Income Fund series began offering Class B shares on January 1, 1999. The Registrant may offer additional classes of shares in the future. The full title of each class of Franklin Equity Income Fund is:

    Franklin Equity Income Fund - Class A
    Franklin Equity Income Fund - Class B
    Franklin Equity Income Fund - Class C

Shares of each class represent proportionate interests in the Registrant's assets. On matters that affect the Registrant as a whole, each class has the same voting and other rights and preferences as any other class. On matters that affect only one class, only shareholders of that class may vote. Each class votes separately on matters affecting only that class, or expressly required to be voted on separately by state or federal law. Shares of each class of a series have the same voting and other rights and preferences as the other classes and series of the trust for matters that affect the trust as a whole. Additional series may be offered in the future.